UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

C.N.P.J. nº 90.400.888/0001-42

Public-Held Company with Authorized Capital

NIRE 35.300.332.067

NOTICE TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil”) informs to the shareholders and the market that in the ordinary course of business its controlled company Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Investimentos”) accepted a binding offer presented by CIA. DE FERRO LIGAS DA BAHIA – FERBASA S.A. (“FERBASA”), for the sale of all shares issued by BW Guirapá I S.A. (“BW I”) and owned by Santander Investimentos, representing 87.13% (eighty-seven point thirteen percent) of BW I's total share capital. The transaction will comprise the indirect sale of 7 wind farms organized as special purpose companies (“SPCs”) held by BW I.

Subject to confirmation of certain assumptions, the base purchase price for the total shares owned by Santander Investimentos will be up to BRL 392 million.

The closing and effective conclusion of the transaction is conditioned, among other conditions, to the: (i) signature of the definitive documents; (ii) maintenance of the ordinary course of business of the SPCs; (iii) obtaining the necessary approvals from the competent authorities; and (iv) approval of the transaction by an extraordinary shareholders meeting of FERBASA, in accordance with the article 256 of the Brazilian Corporate Law.

São Paulo, October 27th, 2017.

Angel Santodomingo

Investors Relations Officer

JUR_SP - 28353944v3 1453024.369570

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 27, 2017

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer